File No. 70-9803

                       SECURITIES AND EXCHANGE COMMISSION
                                450 FIFTH STREET
                             WASHINGTON, D.C. 20549

                   ------------------------------------------


               AMENDMENT NO. 1 TO FORM U-1 APPLICATION-DECLARATION

                                      UNDER
                  THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

                                  Cinergy Corp.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                      (Name of company filing this statement
                    and address of principal executive offices)

                                  Cinergy Corp.

                      (Name of top registered holding company)

                      Wendy L. Aumiller/Assistant Treasurer
                                  Cinergy Corp.
                             139 E. 4th Str., 24AT2
                             Cincinnati, Ohio 45202

                        (Name and address of agent for service)

                        Please direct communications to:

                        George Dwight II/ Senior Counsel
                                  Cinergy Corp.
                            (mailing address above)
                                513-287-2643 (ph)
                                513-287-3810 (f)
                               gdwight@cinergy.com

William C. Weeden                                    William T. Baker, Jr.
Skadden Arps Slate Meagher & Flom                    Thelen Reid & Priest LLP
1400 New York Avenue, N.W.                           40 West 57th Street
Washington, D.C.  20005                              New York, New York  10019
202-371-7877 (ph)                                    212-603-2106 (ph)
202-371-7012 (f)                                     212-603-2001 (f)
wweeden@skadden.com                                  wbaker@thelenreid.com
                                                     ---------------------


The application-declaration in this proceeding as previously filed is hereby restated in its entirety as follows:


Item 1.  Description of Proposed Transactions

         A.       Introduction

     Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), requests authority (1) to engage in certain energy-related businesses both within and outside the United States and (2) to adjust the capital stock or other equity securities of its subsidiaries, in both cases without further Commission authorization, as more specifically described below.


     Pending completion of the record, Cinergy requests that the Commission reserve jurisdiction over the Nonutility Subsidiaries (defined below) engaging in the business of energy commodity marketing and brokering outside the United States and Canada. Also pending completion of the record, Cinergy requests that the Commission reserve jurisdiction over Cinergy's proposal to invest up to $1 billion over a ten-year period in nonutility energy-related assets located anywhere in the world that are incidental to and used to support such energy marketing and brokering businesses. Finally, Cinergy requests that the Commission reserve jurisdiction over any proposed adjustments to capital securities of subsidiaries that are not wholly-owned by Cinergy.

     The authority now requested is consistent with authority routinely granted to many other registered holding companies in the past two years, and is intended to place Cinergy on a level playing field under the Act relative to these matters.


     Cinergy will not seek recovery through higher rates to its utility subsidiaries' customers for any losses Cinergy may sustain, or any inadequate returns it may realize, in respect of the proposed transactions.

         B.       Background -- Cinergy & Subsidiaries; Commission Orders

     Cinergy  registered under the Act in 1994 (see HCAR No. 26146,  October 21,
1994). At and for the nine months ended September 30, 2000, Cinergy had consolidated assets of approximately $10.953 billion and operating revenues of approximately $5.652 billion. Enclosed herewith is an organizational chart for Cinergy's holding company system at September 30, 2000.

     Cinergy has two direct, wholly-owned utility subsidiaries, The Cincinnati Gas & Electric Company, an Ohio electric and gas utility ("CG&E"), and PSI Energy, Inc., an Indiana electric utility ("PSI"). CG&E in turn has three utility subsidiaries, The Union Light, Heat and Power Company, a Kentucky electric and gas utility ("ULH&P"), Lawrenceburg Gas Company, an Indiana gas utility ("Lawrenceburg"), and Miami Power Corporation ("Miami"), an electric utility (solely by virtue of its ownership of certain transmission assets).1

     CG&E and its utility subsidiaries provide retail electric and/or gas service in the southwestern portion of Ohio and adjacent areas in Kentucky and Indiana. The area served with electricity, gas or both covers approximately 3,200 square miles and has an estimated population of two million. CG&E produces, transmits, distributes and sells electricity and sells and/or transports natural gas in the southwestern portion of Ohio, serving an estimated population of 1.6 million people in 10 of the state's 88 counties including the cities of Cincinnati and Middletown. ULH&P transmits, distributes and sells electricity and sells and transports natural gas in northern Kentucky, serving an estimated population of 328,000 people in a 500 square-mile area encompassing six counties and including the cities of Newport and Covington.2 At and for the nine months ended September 30, 2000, CG&E had consolidated assets of approximately $5.332 billion and operating revenues of approximately $2.263 billion.

     PSI produces, transmits, distributes and sells electricity in north central, central and southern Indiana, serving an estimated population of 2.2 million people located in 69 of the state's 92 counties including the cities of Bloomington, Columbus, Kokomo, Lafayette, New Albany and Terre Haute. At and for the nine months ended September 30, 2000, PSI had consolidated assets of approximately $4.203 billion and operating revenues of approximately $1.958 billion.

     Cinergy has numerous nonutility subsidiaries, including exempt wholesale generators as defined in section 32 of the Act ("EWGs"), foreign utility companies as defined in section 33 of the Act ("FUCOs"), exempt telecommunications companies as defined in section 34 of the Act, "energy-related companies" as defined in rule 58 under the Act, and other nonutility subsidiaries whose securities Cinergy has acquired pursuant to express Commission authorization (see, e.g., HCAR Nos. 26662, Feb. 7, 1997 ("1997 Order") & 26984, March 1, 1999).

     As used in this application, "Utility Subsidiaries" refers to all of Cinergy's utility subsidiaries at the date hereof, together with any and all utility subsidiaries that Cinergy acquires in the future pursuant to Commission authorization; "Nonutility Subsidiaries" refers to all of Cinergy's nonutility subsidiaries at the date hereof, together with any and all nonutility subsidiaries that Cinergy acquires in the future pursuant to Commission authorization or as otherwise permitted under the Act; and "Subsidiaries" refers collectively to Utility Subsidiaries and Nonutility Subsidiaries.

     The 1997 Order, which was issued just prior to adoption of rule 58, permitted Cinergy to establish a nonutility subsidiary, Cinergy Solutions, Inc. ("Cinergy Solutions"), that would engage in certain nonutility energy-related businesses, directly or indirectly through subsidiaries, in the United States and, with respect to certain categories of those authorized activities, both within and anywhere outside of the United States. More specifically, as pertinent to this application, the Commission authorized Cinergy Solutions to market to non-affiliates "Energy Management Services"3 and energy-related "Consulting Services"4 both within and anywhere outside of the United States. The 1997 Order limited Cinergy to marketing the authorized energy-related activities, including the Energy Management Services and Consulting Services, through Cinergy Solutions and subsidiaries thereof. (As used herein, "Energy Management Services" and "Consulting Services" have the meanings assigned in the 1997 Order.)


     Since the 1997 Order, the Commission adopted rule 58, and by order has permitted numerous other registered holding company systems (1) not only to market energy management services and consulting services (substantially identical to the Energy Management Services and Consulting Services) outside the United States anywhere in the world, (2) but also to engage in energy commodity marketing and brokering outside the United States, limited to Canada. Moreover, these orders generally afford the registered holding company systems the flexibility to engage in these businesses not merely by means of a particular existing or proposed nonutility subsidiary, but rather through any and all existing or future nonutility subsidiaries, as the registered holding company deems necessary or appropriate.5 In connection with the authority granted in the foregoing orders to engage in the energy commodity brokering and marketing business, the Commission in certain of those orders has expressly permitted the registered holding companies to invest up to a specified limit, over a multi-year period, in nonutility energy-related assets (or companies holding those assets) incidental to the energy commodity marketing business.6 In addition, since the 1997 Order, the Commission has afforded numerous registered holding companies the flexibility to adjust the capital stock of wholly-owned subsidiaries, on a blanket basis without the need for further Commission authorization.7


         C.       Requested Authority

     1. Energy Management Services & Consulting Services

     Cinergy now requests authority for Nonutility Subsidiaries to engage in the business of marketing Energy Management Services and Consulting Services anywhere in the world, without the need for further Commission authorization. (This authority would supplement, not supersede, the authority with respect thereto granted in the 1997 Order.)

     2.  Energy   Commodity   Brokering   &   Marketing;   Investment   Cap  for
         Energy-Related Assets

     Cinergy further requests authority for Nonutility Subsidiaries to engage in the business of brokering and marketing energy commodities (including but not limited to electricity, natural gas and other combustible fuels) anywhere in the world, without the need for further Commission authorization. The foregoing notwithstanding, pending completion of the record, Cinergy requests the Commission to reserve jurisdiction over any Nonutility Subsidiary engaging in such business outside of the United States and Canada.

     In addition, Cinergy, on behalf of itself and the Nonutility Subsidiaries, requests authority to invest up to $1,000,000,000 from time to time over a ten-year period ("Investment Cap") in energy-related nonutility assets and the equity securities of companies substantially all of whose physical assets comprise such assets (collectively, "Energy-Related Assets") located anywhere in the world that are incidental to and would be used to support the energy commodity marketing businesses of the Nonutility Subsidiaries, including, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated assets, facilities and equipment. Energy-Related Assets exclude any assets, facilities or equipment that would cause the owner or operator thereof to be deemed a "public utility company" under the Act. Likewise, Energy-Related Assets exclude investments in or the assets held by exempt wholesale generators and foreign utility companies, for which Cinergy has separate investment authority.8

     Where Cinergy or Nonutility Subsidiaries acquire Energy-Related Assets from third parties, the consideration therefor would consist of cash or common stock of Cinergy or other forms of consideration mutually acceptable to the parties. If the consideration consists in whole or in part of Cinergy common stock, the market value thereof as determined by reference to the applicable provisions in the transaction agreements will be counted against the Investment Cap. The principal or stated amount of any other securities used as consideration will also be applied against the Investment Limitation.

     The foregoing notwithstanding, pending completion of the record, Cinergy requests the Commission to reserve jurisdiction over the proposed acquisition of Energy-Related Assets pursuant to the Investment Cap.

     3. Adjustments to Capital Securities of Subsidiaries

     A variety of circumstances may arise in which Cinergy deems it prudent or otherwise desirable, for tax efficiency or other reasons, to make adjustments to the capital stock or other equity securities (such as common or preferred stock or limited liability company membership interests) of Subsidiaries. For example, a proposed sale of capital stock could exceed the then authorized capital stock of a Subsidiary. It may become desirable to convert a Subsidiary's par value capital stock to no par value stock. Likewise, Cinergy may determine to convert the form of a Subsidiary, from a corporation to a limited liability company or other authorized form of legal entity, or vice versa. Cinergy may determine to have a Subsidiary effect a reverse stock split, to reduce franchise taxes or for other reasons. And Cinergy may determine to increase or reduce the total number of shares of capital securities it holds in a Subsidiary, while maintaining its percentage ownership therein.9

     To accommodate these and similar adjustments to capitalization intended to enhance Cinergy's business flexibility and efficiency, Cinergy therefore also requests authority, on behalf of itself and any such Subsidiary, to change the terms of, or otherwise adjust, any Subsidiary's authorized capital stock or other equity securities as Cinergy deems appropriate or necessary, without the need for further Commission authorization. The foregoing notwithstanding, (1) any such action in respect of any Subsidiary would comply with any requirements, if any, applicable by Commission order or otherwise under the Act in respect of the terms and conditions of any such capital securities, and (2) any such action in respect of a Utility Subsidiary would be subject to, and would only be taken upon the receipt of, any necessary approvals by the state commission in the state or states where the Utility Subsidiary is organized and doing business. Further, Cinergy requests that the Commission reserve jurisdiction over any such action in the case of any Subsidiary that is not a wholly-owned Subsidiary of Cinergy, pending completion of the record.

Item 2.  Fees, Commissions and Expenses


     Cinergy estimates total fees and expenses in connection with the proposed transactions of not more than $20,000, consisting chiefly of outside counsel fees and expenses.


Item 3.  Applicable Statutory Provisions

     Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and rules 42 and 54 thereunder are or may be applicable to the proposed transactions.

     Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

     Cinergy currently does not meet the conditions of Rule 53(a). As of September 30, 2000, Cinergy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $751,983,000. This amount is equal to approximately 67% of Cinergy's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2000, of approximately $1,122,511,250, which exceeds the 50% "safe harbor" limitation contained in the rule.

     By order dated March 23, 1998 (HCAR No. 26848) ("1998 Order"), the Commission authorized Cinergy to increase its aggregate investment in EWGs and FUCOs to an amount equal to 100% of Cinergy's average "consolidated retained earnings." By order dated June 23, 2000 (HCAR No. 27190) ("2000 Order"), the Commission granted Cinergy additional authorization to invest in EWGs and FUCOs beyond that granted in the 1998 Order, specifically, $1,000,000,000 in addition to Cinergy's aggregate investment at the date of such order (approximately $731,000,000). Therefore, although Cinergy's aggregate investment at September 30, 2000 exceeds the 50% "safe harbor" limitation, this investment is below the limitation authorized by the 1998 and 2000 Orders.

     With respect to capitalization, there has been no material adverse impact on Cinergy's consolidated capitalization resulting from Cinergy's investments in EWGs and FUCOs. As of September 30, 1997, the most recent period for which financial statement information was evaluated in the 1998 Order, Cinergy's consolidated capitalization consisted of 44.1% equity and 55.9% debt. As of September 30, 2000, Cinergy's consolidated capitalization consisted of 42.2% equity and 57.8% debt. These ratios are within acceptable ranges, as further reflected by the fact that at September 30, 2000 Cinergy's senior unsecured debt was rated "investment grade" by all the major rating agencies. The proposed transactions will have no impact on Cinergy's consolidated capitalization.

     With respect to earnings, Cinergy's interests in EWGs and FUCOs have made consistent and significant contributions to Cinergy's consolidated retained earnings. Although Cinergy's consolidated earnings for the year ended December 31, 1997 were negatively affected by Cinergy's 50% ownership interest in Midlands Electricity plc ("Midlands"), a FUCO, this was solely as a result of the imposition by the United Kingdom of a one-time, non-recurring windfall tax. Significantly, this tax did not affect earnings from ongoing operations, and therefore would not have any negative impact on earnings in future periods. In July 1999, Cinergy sold all of its ownership in Midlands, realizing a substantial profit.

     Cinergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Cinergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Cinergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Cinergy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Cinergy will concurrently provide a copy of this application to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transactions do not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

Item 4.  Regulatory Approval

     The proposed transactions are not subject to the jurisdiction of any state or federal commission other than this Commission, except possibly in respect of applicable state commissions in the case of proposed adjustments to capital stock of Utility Subsidiaries, depending on the terms of the proposed adjustment.


Item 5.  Procedure

     Cinergy requests that the Commission issue an order as soon as practicable after the expiration of the applicable public notice period granting and permitting this Application-Declaration to become effective.

     Cinergy waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

     Pursuant to rule 24 under the Act, within 60 days after the end of each calendar quarter (commencing with the first full calendar quarter following the Commission's order herein), Cinergy proposes to file a quarterly certificate with the Commission, providing summary information for the preceding calendar quarter regarding the activities conducted pursuant to the authority requested in Item 1.C.

Item 6.  Exhibits and Financial Statements

         (a)      Exhibits

     A-1 Certificate of incorporation of Cinergy (filed as an exhibit to and hereby incorporated by reference from Cinergy's 1993 Form 10-K)

     A-2 By-laws of Cinergy as amended on April 27, 2000 (filed as an exhibit to and hereby incorporated by reference from Cinergy's March 31, 2000 Form 10-Q)

     B Not applicable

     C Not applicable

     D Not applicable

     E Not applicable

     F-1 Preliminary opinion of counsel (previously filed)

     G-1 Revised form of Federal Register notice

     H Organizational chart as of September 30, 2000 (previously filed)

(b)      Financial Statements

     FS-1 Cinergy Corp. consolidated financial statements dated September 30, 2000 (incorporated by reference from Cinergy's September 30 Quarterly Report on Form 10-Q in File No. 1-11377)

     FS-2  Cinergy  Corp.   financial   statements   dated  September  30,  2000
(previously filed)

     NOTE: Since the proposed transactions will have no impact on Cinergy's stand-alone or consolidated capitalization, the above financial statements have been prepared solely per books.


Item 7.  Information as to Environmental Effects

     (a) The Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

     (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amended Form U-1 to be signed on its behalf by the officer indicated below.

     Dated:  January 11, 2001

                                                 Cinergy Corp.

                                            By: /s/ Wendy L. Aumiller
                                                  Assistant Treasurer